March 4th, 2011
VIA EDGAR AND FACSIMILE
John Reynolds
John T. Archfield Jr.
Ryan Milne
Damon Colbert
Division of Corporation Finance
Mailstop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: +1 (703) 813-6963

Re:	Agria Corporation Form 20-F for the Year Ended December 31, 2009 Filed June 29, 2010 Response Letter dated January 27, 2011 File No. 001-33766
Dear Mr. Reynolds and Mr. Archfield:
This letter sets forth the responses of Agria Corporation (the “Company”) to the comments contained in the letter dated February 17, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) and the response letter dated January 27, 2011.
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Item 5. Operating and Financial Review and Prospects, page 40
D. Trend Information, page 57
1.	We note in your response to comments one and two of our letter dated December 30, 2010 that you did not believe the proposed divesture of P3A was probable at the time you filed your Form 20-F on June 29, 2010 due to the preliminary and non-binding nature of the agreement in principle. We further note in your response that the transaction was still subject to assessment by your audit committee and various external advisors and approval by your board of directors. Please further explain to us how you determined the transaction was not probable or reasonably likely, and that disclosure of the effects of the divesture were not required pursuant to Item 5.D of Form 20·T. In your response, tell us how you considered the July 13, 2010 transaction completion date that was approximately two weeks after your filed your Form 20-F and the control over Agria by a small group of shareholders (page 24) that also appear to be P3A shareholders (page 67) to arrive at your conclusion, Alternatively. revise to discuss the reasonably likely effects of the divestiture and from your retention of P3A leases and land use rights.

The Company advises the Staff that because the proposed P3A transaction was a related party transaction, it was subject to independent assessment and approval by the Company’s Audit Committee. During the relevant time period, the Audit Committee was unable to meet or resolve to approve the transaction, as the due diligence process by independent professionals, namely, legal due diligence reports, valuation appraisals from third-party appraisors and financial due diligence by the accounting advisor, were not completed. Accordingly, during the relevant time period, there remained considerable risk that the transaction would not proceed.
Management’s Report on Internal Control over Financial Reporting, page 83
2.	We note your response to comments 11, 12 and 13 of our letter dated December 30, 2010, Please revise your controls and procedures disclosure to describe in greater detail the material weakness that resulted in your ineffective lCFR conclusions for fiscal 2008 and 2009, and clarify the nature and impact on your financial reporting and ICFR for each year. In this regard, your response to comment 13 indicates, “the remediation efforts described and performed were only directed at US GAAP application and the connected controls to ensure that US GAAP is correctly applied.” Your disclosure should describe these connected controls that resulted in or could result in the misapplication of US GAAP. Also revise to discuss your remediation efforts and the results of those efforts in greater detail.

In response to the Staff’s comment, the Company will amend its 20-F for the fiscal year ended December 31, 2009.

Note 3. Investment in PGW, page F-24
3.	We note in your response to comment 16 our letter dated December 30, 2010 that you did not present summarized financial information for PGW in your initial Form 20-F pursuant to SAB Topic 6K.4.b. We further note on page F-24 that you elected to apply the fair value option for your equity investment in PGW. Be advised that if financial statements prescribed by Rule 3-09 of Regulation S-X are not filed at the same time as the Form 20-F, you must include the summarized financial information prescribed by Rule 4-08(g) of Regulation S-X in the notes to your audited financial statements included in the Form 20-F. In addition, a registrant that accounts for an equity investment using the fair value option in accordance with FASB ASC 825 must disclose the information required by FASB ASC 323-10-50-3c (i,e., summarized financial information or separate financial statements). Revise to present summarized financial information insofar as practicable as of the same dates and for the same periods as your audited financial statements and include the disclosures prescribed by Rule I-02(bb) of Regulation S-X.

The Company advises the Staff that it engaged in all best efforts to comply with the filing requirements. While the Company acknowledges the applicability of summarized financial information under FASB ASC 825, which in substance are the same as those prescribed by Rule 4-08(g), there are some extenuating circumstances which makes it impracticable to provide:
1.	Agria’s fiscal year end is December 31 while PGW’s is June 30;

2.	PGW is New Zealand’s largest rural services business listed on the NZX and a foreign investee of the Company. PGW, as a registrant on the NZX, is not required, and does not otherwise prepare, financial statements under US GAAP audited under PCAOB standards. As a 19% shareholder, the Company has difficulty persuading PGW to prepare US GAAP financial statements or information, audited to PCAOB standards as of the same dates for the same periods post acquisition for ASC 825 / Rule 4-08(g) purposes; and

3.	In light of the difficulty, and to provide as much meaningful financial information of PGW as practicable, the Company obtained and filed Rule 3-09 financial statements of PGW under IFRS as issued by the IASB and audited to PCAOB standards in December 2010, which was the earliest possible date that financial statements covering the period post-acquisition date were available.
The Company respectfully requests that the Staff note these circumstances and acknowledges that going forward, the Company will file Rule 3-09 financial statements prepared on a basis for the period as described above at the time of the 20-F and amend the 20-F/A filed on December 30, 2010 when PGW’s financials for the subsequent period is available.

*       *       *       *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 (10) 8438-1005, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
By:	/s/ Xie Tao
Xie Tao
Chief Executive Officer

cc:	David Zhang, Esq., Latham & Watkins